ISSUER FREE WRITING PROSPECTUS

Dated December 14, 2017

Filed Pursuant to Rule 433

Registration No. 333-214579

GLOBAL NET LEASE, INC. 7.25% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK ($25.00 LIQUIDATION PREFERENCE PER SHARE) Final Term Sheet December 14, 2017

Issuer:	Global Net Lease, Inc. (the “Issuer”)
Security:	7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”)
Number of Shares:	1,000,000 shares (1,150,000 shares if the underwriter’s option to purchase additional Series A Preferred Stock is exercised in full)
Trade Date:	December 14, 2017
Settlement Date:	December 19, 2017 (T+2).
Public Offering Price:	$25.00 per share; $25,000,000 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).
Underwriting Discount:	$0.7875 per share; $787,500 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).
Net Proceeds (before expenses):	$24.2125 per share; $24,212,500 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).
Dividend Rate and Payment Dates:	7.25% per annum on the $25.00 liquidation preference (equivalent to $1.8125 per annum per share) payable on or about the 15th day of January, April, July and October. The first quarterly dividend for the shares sold in this offering will be paid on January 16, 2018 (because January 15, 2018 is not a business day) in an amount equal to $0.453125 per share.
Fungibility:	The shares will constitute an additional issuance of, and will form a single series and be fungible with, the aggregate of 4,259,650 shares of Series A Preferred Stock issued on September 12, 2017 and October 11, 2017. The Issuer reserves the right to reopen this series and issue additional shares of Series A Preferred Stock either through public or private sales at any time.

Liquidation Preference:	$25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the date of payment.
Optional Redemption:	On and after September 12, 2022, the Series A Preferred Stock is redeemable at the Issuer’s option for cash, in whole or in part, at any time or from time to time, at a price per share equal to $25.00, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed.
Special Optional Redemption:	Upon the occurrence of a Delisting Event (as defined below), the Issuer will have the option, subject to certain conditions, to redeem the outstanding Series A Preferred Stock, in whole but not in part, within 90 days after the Delisting Event, for a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed.
Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the shares of Series A Preferred Stock, in whole but not in part and within 120 days after the first date on which the Change of Control occurred, by paying $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price).
Delisting Event:	Occurs when, after the original issuance of the Series A Preferred Stock (whether before or after September 12, 2022), both (i) the Series A Preferred Stock is not listed on the NYSE, the NYSE American LLC or the Nasdaq Stock Market (“Nasdaq”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or Nasdaq and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, but any Series A Preferred Stock is outstanding.

Change of Control:

Occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities listed on the NYSE, the NYSE American LLC or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE American LLC or Nasdaq.

Conversion Rights:	Upon the occurrence of a Delisting Event or a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the applicable conversion date, the Issuer provides notice of its election to redeem the Series A Preferred Stock) to convert all or part of the shares of Series A Preferred Stock held by such holder on the applicable conversion date, into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•     the quotient of (i) the sum of the $25.00 liquidation preference per share plus the amount of any accrued and unpaid dividends to, but not including, the applicable conversion date (unless the applicable conversion date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in this sum), divided by (ii) the Common Stock Price (as defined below); and

•     2.3010, or the Share Cap (subject to pro rata adjustments for any share splits (including those effected pursuant to a common share dividend), subdivisions or combinations with respect to shares of the Issuer’s common stock as described in the Issuer’s preliminary prospectus supplement).

The “Common Stock Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control by holders of shares of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control by holders of shares of the Issuer’s common stock is other than solely cash, the average of the closing price per share of the Issuer’s common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

The “Common Stock Price” for any Delisting Event will be the average of the closing price per share of the Issuer’s common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

If the Issuer elects, prior to the conversion date, to redeem shares of Series A Preferred Stock that would otherwise be converted on the applicable conversion date, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price for such shares.

NYSE Listing Symbol:	GNL PR A
CUSIP:	379378 300
ISIN:	US3793783008
Stabilizing Transactions:

Prior to purchasing the shares being offered pursuant to the preliminary prospectus supplement described below, the underwriter purchased 10,000 shares of Series A Preferred Stock at an average weighted price of $24.67 per share in stabilizing transactions.

Sole Book-Running Manager:	BMO Capital Markets Corp.
The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting: BMO Capital Markets Corp. at 1-800-414-3627.